                    U.S. SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                    FORM 5

              ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
        Section 17(a) of the Public Utility Holding Company Act of 1935
            or Section 30(f) of the Investment Company Act of 1940

/ / Check box if no longer subject to Sec-      / / Form 3 Holdings Reported
    tion 16. Form 4 or Form 5 obligations
    may continue. See Instruction 1(b).         / / Form 4 Transactions Reported

1. Name and Address of Reporting Person*

   Scharf        Gilbert          D.
   (Last)        (First)       (Middle)

   P.O. Box 1124
   (Street)

   Ponte Vedra Beach     Florida     32004
   (City)                (State)     (Zip)

2. Issuer Name and Ticker or Trading Symbol

   Maxcor Financial Group Inc.
   (Common Stock: "MAXF")

3. I.R.S. Identification Number of Reporting Person, if an Entity (Voluntary)


4. Statement for Month/Year

   12/98

5. If Amendment, Date of Original (Month/Year)


6. Relationship of Reporting Person(s) to Issuer (Check all applicable)

   /X/ Director                            /X/ 10% Owner
   /X/ Officer (give title below)          / / Other (specify below)

   President, Chairman of the Board and Chief Executive Officer

7. Individual or Joint/Group Filing (Check applicable line)

   /X/ Form Filed by One Reporting Person
   / / Form Filed by More than One Reporting Person

*If the Form is filed by more than one Reporting Person, see Instruction
 4(b)(v).

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
                         Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

                                                                                         5. Amount
                                                                                            of Secu-
                                                                                            rities
                                                                                            Bene-
                                                                                            ficially
                                                          4. Securities Acquired (A)        Owned at  6. Ownership
                               2. Trans-                     or Disposed of (D)             End of       Form:
                                  action                     (Instr. 3, 4 and 5)            Issuer's     Direct      7. Nature of
                                  Date     3. Trans-      -----------------------------     Fiscal       (D) or         Indirect
                                  (Month/     action                    (A)                 Year         Indirect       Beneficial
1. Title of Security              Day/        Code           Amount     or     Price        (Instr.      (I)            Ownership
   (Instr. 3)                     Year)       (Instr. 8)                (D)                 3 and 4)     (Instr. 4)     (Instr. 4)
-----------------------------  ----------  -------------  ------------  ---  ----------  -----------  -------------  ---------------
a. Common Stock,
     par value $.001                                                                        639,539          D

b. Common Stock,
     par value $.001                                                                        411,294          I       By Gilbert D.
                                                                                                                      Scharf Living
                                                                                                                      Trust (of
                                                                                                                      which the
                                                                                                                      Reporting
                                                                                                                      Person is sole
                                                                                                                      trustee)

                           Table II--Derivative Securities Acquired, Disposed of, or Beneficially Owned
                                  (e.g., puts, calls, warrants, options, convertible securities)

                                          2. Conver-                              5. Number of Deriv-         6. Date Exercisable
                                             sion or   3. Trans-                     ative Securities            and Expiration Date
                                             Exercise     action                     Acquired (A) or             (Month/Day/Year)
                                             Price of     Date                       Disposed of (D)          ----------------------
                                             Deriv-       (Month/  4. Transac-       (Instr. 3, 4, and 5)     Date
1. Title of Derivative Security              ative        Day/        tion Code   --------------------------  Exercis-    Expiration
   (Instr. 3)                                Security     Year)       (Instr. 8)      (A)           (D)       able        Date
----------------------------------------  -----------  ----------  -------------  ------------  ------------  ----------  ----------
a. Options -- Right to Buy                   $5.00       8/5/98        D(1)                       150,000        (2)       8/26/06

b. Options -- Right to Buy                   $2.00       8/5/98          A           150,000                     (2)       8/26/06

c. Options -- Right to Buy                   $5.50       8/5/98        D(1)                       100,000        (3)       8/26/01

d. Options -- Right to Buy                   $2.00       8/5/98          A           100,000                     (3)       8/26/01

e. Options -- Right to Buy                   $2.13       8/14/98         A            75,000                     (4)       8/13/03

                                                                                      9. Number of   10. Ownership
                                                                                         Derivative      of
                                                                                         Securities      Derivative
                             7. Title and Amount of Underlying                           Benefi-         Security:
                                Securities (Instr. 3 and 4)                              cially          Direct      11. Nature of
                             ----------------------------------------  8. Price of       Owned at        (D) or          Indirect
                                                           Amount or      Derivative     End of          Indirect        Beneficial
1. Title of Derivative                  Title              Number of      Security       Year            (I)             Ownership
   Security (Instr. 3)                                      Shares        (Instr. 5)     (Instr. 4)      (Instr. 4)      (Instr. 4)
---------------------------  ---------------------------  -----------  -------------  -------------  --------------  ---------------
a. Options -- Right to Buy          Common Stock            150,000                                         D

b. Options -- Right to Buy          Common Stock            150,000                                         D

c. Options -- Right to Buy          Common Stock            100,000                                         D

d. Options -- Right to Buy          Common Stock            100,000                                         D

e. Options -- Right to Buy          Common Stock             75,000                        325,000          D

Explanation of Responses:
(1) Cancellation of option in connection with grant of replacement option.
(2) The reported transaction involved the repricing of an existing non-qualified stock option, originally granted on August 27, 1996, and providing for vesting in equal 20% increments on each of the 1st, 2nd, 3rd, 4th and 5th anniversaries of the date of original grant. These vesting terms were not amended at the time of repricing (except that the right to an accelerated vesting upon a change of control (as defined) was waived for the twelve-month period following the repricing).
(3) The reported transaction involved the repricing of an existing incentive stock option, originally granted on August 27, 1996, and providing for vesting in equal 20% increments on each of the 1st, 2nd, 3rd and 4th anniversaries of the date of original grant and on January 1, 2001. These vesting terms were not amended at the time of repricing (except that the right to an accelerated vesting upon a change of control (as defined) was waived for the twelve-month period following the repricing).
(4) The reported transaction involved the grant of an incentive stock option on August 14, 1998, providing for vesting in equal 25% increments on each of the 1st, 2nd, 3rd and 4th anniversaries of the date of grant.


/s/ Gilbert D. Scharf                      February 11, 1999
---------------------------------------    --------------------------
**Signature of Reporting Person                   Date

** Intentional misstatements or omissions of facts constitute Federal Criminal
   Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

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